UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: October 31, 2018
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FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 000-53988

CUSIP Number: 233 40C 104

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR o Form N-CSR

For period ended December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

DSG Global Inc.
Full Name of Registrant

Former Name if Applicable

5455 152nd Street, Suite 214
Address of Principal Executive Office (Street and Number)

Surrey, British Columbia, V3S 5A5, Canada
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Company could not complete the filing of its Annual Report on Form 10-K for the period ended December 31, 2015, due to a delay in obtaining and compiling information required to be included in the Company's Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Denise Beaudoin	(604)	575-3848
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DSG Global Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2016	By: /s/ Robert Silzer
Name: Robert Silzer
Title: President and Chief Executive Officer

PART IV -- OTHER INFORMATION

(3) EXPLANATION OF ANTICIPATED CHANGE

The Registrant expects to report revenue of approximately $2,023,367 for the year ended December 31, 2015 as compared to revenue of $3,251,964 for the year ended December 31, 2014.  The decrease in revenues during the year ended December 31, 2015 compared to the prior year period is primarily due to the TOUCH display units being outsourced to a new manufacturer, new product development, and new market branding, all of which delayed shipments and hardware sales in 2015. We anticipate sales to increase in 2016 due to the availability of inventory to sell, new product and software development, a new sales team, and promotional programs for customers.

The foregoing results of operations are estimates and are subject to and qualified by the audited financial statements to be filed as part of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015.